Exhibit 99(c)

SCHERING-PLOUGH ANNUAL MEETING
HIGHLIGHTS WORLDWIDE PERFORMANCE,
COMMITMENT TO RESOLVING MANUFACTURING ISSUES

KENILWORTH, N.J., April 24, 2001 - Schering-Plough Corporation (NYSE: SGP) is moving deliberately and methodically to address manufacturing issues and improve quality systems on a global basis, the company reported at its annual meeting with shareholders here today.

In his remarks to shareholders, Richard Jay Kogan, chairman and chief executive officer, said the company has given itself three benchmarks in addressing these issues: first, to secure the confidence of the U.S. Food and Drug Administration (FDA) concerning its manufacturing systems and controls; second, to assure that Schering-Plough has a culture and a system that will sustain compliance throughout the organization; and third, to reward shareholders with results.

"Schering-Plough is a strong company, with a proud history and a promising future," Kogan told shareholders. "From 1995 through last year, we nearly doubled sales, more than doubled earnings per share and more than doubled our annual investments in research and development," he continued.

Kogan today also reported that the company's Board of Directors authorized a 14 percent increase in the quarterly dividend, from 14 cents to 16 cents per share, marking the 18th increase in the dividend since 1986. Kogan said the Board's action "reflects our confidence in the financial strength of the company and our commitment to reward shareholders."

While 2000 was another successful year for Schering-Plough, Kogan observed that this is not a "normal time" for the company, acknowledging that "now we've run into some difficulties." Referring to the manufacturing issues, he said, "We are working through them and I am confident we will come out of this with our fundamental strengths intact, wiser and as competitive as ever."

Schering-Plough on Feb. 15, 2001, reported that the FDA had conducted inspections of the company's manufacturing facilities in New Jersey and Puerto Rico, and had issued reports citing deficiencies concerning compliance with current Good Manufacturing Practices (GMPs), primarily relating to production processes, controls and procedures. Schering-Plough also reported that FDA has advised the company that GMP deficiencies cited in facility inspection reports must be resolved prior to granting approval of the company's pending New Drug Application (NDA) for CLARINEX™ (desloratadine) Tablets, a new nonsedating antihistamine.

"CLARINEX has been judged approvable by FDA, and there are no other scientific or clinical issues remaining. So as soon as we can satisfy FDA on the manufacturing issues, we expect to see the product approved and launched rapidly into the U.S. market. We are already marketing the product in several European countries," Kogan said.

On an immediate basis, the company is addressing the issues cited in the FDA's inspection reports and dedicating the appropriate resources, including personnel, equipment and training.

"We are working to complete the GMP initiatives begun in 1999 and are in the process of completing a new comprehensive GMP work plan," Kogan told the audience. "This plan takes a broad, systemic approach that will encompass all FDA-regulated manufacturing sites and address six key areas: quality assurance, facilities and equipment, materials management, production, laboratories, and packaging and labeling," he said.

"We are increasing the number of people dedicated to quality control and compliance," Kogan noted. "From 1999 to the end of this year, we expect to have increased the number of authorized quality-related positions at our FDA-regulated sites by 30 percent. I believe we have the right organizational structure and the right people to assure and sustain a culture of compliance to meet FDA expectations on a systematic, company-wide basis," he added.

"I am determined to put Schering-Plough back on a solid growth track," Kogan told shareholders. "I know this is what you expect from your company's management, and that is what we intend to deliver."

In reviewing the company's 2000 performance, Kogan said Schering-Plough's progress was marked by several major accomplishments:

  Sales for the year reached $9.8 billion, up 8 percent, and earnings per share rose 14 percent to $1.64.
  Research and development programs made important progress, as evidenced by the five discovery compounds that were recommended to go into clinical development in 2000.
  In U.S. and leading world markets, the company received eight marketing approvals for major products or indications and filed 14 major regulatory applications.
  Ezetimibe, a novel cholesterol absorption inhibitor and product of internal research efforts, is in development for U.S. marketing through a partnership with Merck & Co., Inc. Ezetimibe development is focused on its use in a once-daily fixed-combination tablet with Zocor® (simvastatin), Merck's cholesterol-management drug; as a once-daily monotherapy; and in co-administration with statins. Results of Phase III monotherapy and co-administration studies are expected to be presented at major medical meetings this year.
  PEG-INTRON™, a longer-acting form of INTRON® A alpha interferon, has been launched in the United States and the European Union (EU) for the treatment of hepatitis C.
  PEG-INTRON and REBETOL® combination therapy, expected to become a new standard of care for hepatitis C, was approved in the EU in March 2001 and has been granted priority review status by FDA in the United States.

"Schering-Plough has a long history of discovering and developing important products," Kogan reminded the audience. "The company has grown and our shareholders have prospered because Schering-Plough has steadily brought to market innovative drugs that address unmet medical needs and represent real therapeutic advances," he said.

"Schering-Plough has not lost sight of that objective. Even as we direct resources to address the various manufacturing issues, our scientists are conducting world-class research, and our marketing and sales teams are as fully engaged and effective as ever," Kogan said.

Kogan concluded his remarks by saying, "Schering-Plough has proven time and again that it is a capable, "can do" company. We are putting good plans in place; we know how to get things done; and we are doing them. We have the opportunity to come out of this difficult period as a stronger company, more competitive and better able to reward you -our shareholders."

In other business at the annual meeting, shareholders elected Kogan, David H. Komansky, Eugene R. McGrath, Donald L. Miller and Richard de J. Osborne for three-year terms on the Board of Directors. Shareholders also ratified the designation of Deloitte & Touche LLP as auditors for 2001. A shareholder proposal concerning pharmaceutical pricing was not adopted.

DISCLOSURE NOTICE: In addition to historical information, this press release includes certain "forward-looking" statements relating to the company's business prospects and the expected impact on the company of the manufacturing process and control issues described in more detail in the company's Feb. 15, 2001, press release. The reader of this release should understand that the resolution of those manufacturing issues, as well as the potential impact of those issues on the company's full-year 2001 sales and earnings, are subject to substantial risks and uncertainties, and that those issues could cause actual results to differ materially from the company's forward-looking statements. For a full description of those risks and uncertainties, the reader of this release is encouraged to read the Disclosure Notice in the company's Feb. 15, 2001, press release, which is available on the company's Web site at www.schering-plough.com. In addition to the risks and uncertainties relating to the company's manufacturing deficiencies, the company's forward-looking statements relating to, among other things, business prospects and research pipeline, may also be adversely affected by general market factors, competitive product development, product availability, federal and state regulations and legislation, the regulatory process for new products and indications, new manufacturing issues that may arise, trade buying patterns, patent positions, litigation and investigations. For further details and a discussion of these and other risks and uncertainties, see the company's Securities and Exchange Commission filings, including the company's 2000 annual report on Form 10-K.

Schering-Plough Corporation is a research-based company engaged in the discovery, development, manufacturing and marketing of pharmaceutical products worldwide.